Mail Stop 3561

February 4, 2008

Via Fax & U.S. Mail

Kevin J. Purcell
Chief Financial Officer
Herley Industries, Inc.
101 North Pointe Blvd
Lancaster, PA 17601

Re: Herley Industries, Inc.
Form 10-K for the year ended July 29, 2007
Filed October 12, 2007
File No. 000-05411

Dear Mr. Purcell:

We have reviewed your response letter dated January 24, 2008 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended July 29, 2007

1.   We have reviewed your response to our prior comment number 11 in which you explain the nature of the reconciling item described as "adjustment of prior year accrual" in your 2007 reconciliation of your statutory and effective tax rates. As your response indicates that this item represents an error in failing to record a deferred tax asset arising in 2006 in your 2006 balance sheet, which was subsequently corrected in 2007 and which represents 8.3% of your 2007 pre-tax earnings, please confirm that you will revise the notes to your financial statements in future filings to include additional disclosure explaining the nature of this reconciling item. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 11.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief